UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 27, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 27, 2007, Fuwei Films (Holdings) Co. Limited (the “Company”) received a letter from the Nasdaq Stock Market (“Nasdaq”) stating that the Company’s recent appointment of new directors has allowed the Company to regain compliance with Nasdaq Marketplace Rule 4350(a)(5) requiring the Company to have a majority of independent directors on its audit committee within 90 days of listing on the Nasdaq Stock Market, and all independent members within one year of listing (the “Rule”).

On October 30, 2007, Nasdaq had notified the Company that, as a result of the resignation of certain directors, it did not comply with the audit committee requirement for continued listing on The Nasdaq Global Market set forth in the Rule.

According to the letter received from Nasdaq, based on the information regarding the appointment of Mr. Tee Chuang Khoo to the Company’s Board of Directors and audit committee, detailed in the submission to Nasdaq dated November 14, 2007 and in the Form 6-K filed with the United States Securities and Exchange Commission on November 27, 2007, Nasdaq has determined that the Company complies with the Rule and the matter is now closed.

A copy of a press release issued on November 29, 2007 announcing the Company’s receipt of the letter is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated November 29, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer

Dated: November 30, 2007